# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0002052113
Persons authorized to receive notices and communications: Julie Ashworth, BlackRock, Inc., 50 Hudson Yard, New York, New York (NY), 10001, (212) 810-5800

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 367,394; shared voting power 0; sole dispositive power 367,394; shared dispositive power 0; aggregate amount beneficially owned 367,394 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on January 30, 2025 (as amended, the "Schedule 13D"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

BPM has been designated authority to file this Amendment No. 6 with respect to a total of 367,394 Class A Shares beneficially owned by the Reporting Advisory Subsidiaries as of May 29, 2025, which were acquired for an aggregate purchase price of $14,436,200. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Reporting Advisory Subsidiaries. Transactions made for investment purposes in the ordinary course of business of the Reporting Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by the GIP Entities for their own accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

May 2025 Underwriting Agreement

On May 28, 2025, the Issuer, Hess Midstream GP LP, Hess Midstream GP LLC, Blue Holding, and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as underwriters (the "Underwriters"), entered into an Underwriting Agreement (the "May 2025 Underwriting Agreement"), pursuant to which the Underwriters agreed to purchase from Blue Holding, subject to and upon the terms and conditions set forth therein, 15,022,517 Class A Shares at a price of $36.86 per share, comprising of (i) 449,000 Class A Shares indirectly owned by Blue Holding through its ownership of 50% of the limited liability company interests in Hess Midstream GP LP and (ii) 14,573,517 Class A Shares issuable upon Blue Holding's redemption of a corresponding number of OpCo Class B Units (the "May 2025 Secondary Offering"). In connection with the May 2025 Secondary Offering, Hess Midstream GP LP equally distributed all the Class A Shares and Class B Shares it held to Hess Investments and Blue Holding. On May 30, 2025, the May 2025 Secondary Offering closed.

Pursuant to the May 2025 Underwriting Agreement, the Issuer and Hess Investments have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the May 2025 Underwriting Agreement without first obtaining the written consent of the Underwriters subject to certain exceptions.

The above description of the May 2025 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Governance Changes

As of closing of the May 2025 Secondary Offering, Blue Holding no longer holds a direct or indirect ownership interest in any of the Issuer, Hess Midstream GP LP, Hess Midstream GP LLC or Hess Infrastructure Partners GP LLC. As a result, Hess Investments now owns 100% interest in Hess Infrastructure Partners GP LLC. Consequently, the three directors of the Issuer appointed by Blue Holding have resigned from the Issuer's board of directors effective as of the date hereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.

The beneficial ownership set forth herein is based on 131,084,592 Class A Shares outstanding as of the closing of the May 2025 Secondary Offering.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Annex A, attached hereto, sets forth the transactions that were effected by the Reporting Business Units in the Class A Shares since Amendment No. 5 and ending on May 29, 2025. The transactions in the Class A Shares described on Annex A were effected on securities exchanges unless otherwise indicated therein.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Shares, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares that may be beneficially owned by the Reporting Business Units.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date of this Amendment No. 6, the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the May 2025 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies (other than the transfer of voting rights with respect to the Class A Shares that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 25: Underwriting Agreement, dated as of May 28, 2025, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, GIP II Blue Holding, L.P., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on May 30, 2025).

Annex A

## Signatures
- BlackRock Portfolio Management LLC: /s/ Julie Ashworth, Julie Ashworth, Attorney-in-Fact (05/30/2025)